UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Amerant Bancorp Inc.
(Name of Issuer)
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)
023576101
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 023576101

1	Names of Reporting Persons Diana Medina de Marturet
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Venezuela
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,555,110
	6	Shared Voting Power 114,713
	7	Sole Dispositive Power 1,958,937 (1)
	8	Shared Dispositive Power 114,713
9	Aggregate Amount Beneficially Owned By Each Reporting Person 2,073,650 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented by Amount in Row (9) 5.89% (3)
12	Type of Reporting Person (See Instructions) IN
(1) These shares include 403,827 shares of Class A non-voting common stock.
(2) These shares include 403,827 shares of Class A non-voting common stock. See Item 4.
(3) Calculated based upon the number of shares outstanding as of January 31, 2022: 35,231,202 shares of Class A common stock.

CUSIP: 023576101

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the Schedule 13G filed on February 15, 2019 by Diana Medina de Marturet. On November 18, 2021, the issuer completed a clean-up merger (the “Merger”) under which the shares of the Issuer’s Class B common stock were automatically converted into the Issuer’s shares of Class A voting common stock, provided, however, that if any Person, together with its Affiliates (as such terms were defined in the merger agreement), would own, of record or as a beneficial owner, more than 8.9% of the outstanding shares of Class A voting common stock following the Merger (the “Cap”), such Person’s shares of Class A voting common stock were to be converted into shares of Class A non-voting common stock, solely with respect to holdings that would be in excess of the Cap. This Amendment reflects the effect of the Merger on the number of shares beneficially owned by the reporting person.

The shares of Class A non-voting common stock are convertible into one (1) share of Class A voting common stock: (i) at any time or from time to time, provided that upon such conversion the holder, together with all Affiliates of the holder, will not own or control in the aggregate more than the Cap; or (ii) automatically on the date a holder of Class A non-voting common stock transfers any shares of Class A non-voting common stock to a non-Affiliate of the holder in a Permissible Transfer, as that term is defined in the Issuer’s Second Amended and Restated Articles of Incorporation.

Item 1.
    (a)    Name of Issuer
        Amerant Bancorp Inc.

    (b)    Address of Issuer’s Principal Executive Offices
        220 Alhambra Circle
        Coral Gables, Florida 33134

Item 2.
    (a)    Name of Person Filing: Diana Medina de Marturet
    (b)    Address or Principal Business Office or, if None, Residence: 220 Alhambra Circle, Coral             Gables, Florida 33134
    (c)    Citizenship: Venezuela
    (d)    Title of Class of Securities: Class A Common Stock, par value $0.10 per share (“Class A Shares”)
    (e)    CUSIP Number: 023576101
Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
    (a)    ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
    (b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
    (c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
    (d)    ☐ Investment company registered under section 8 of the Investment Company Act of         1940 (15 U.S.C 80a-8);
    (e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP: 023576101

    (f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-    1(b)(1)(ii)(F);
    (g)    ☐ A parent holding company or control person in accordance with §240.13d-    1(b)(1)(ii)(G);
    (h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act     (12 U.S.C. 1813);
    (i)    ☐ A church plan that is excluded from the definition of an investment company under     section     3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
    (j)    ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
    (k)    ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in     accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)     Amount beneficially owned. 2,073,650 shares of Class A common stock, which does not include 175,997 shares of Class A common stock over which Diana Medina de Marturet only has an economic interest. Mrs. Medina de Marturet disclaims beneficial ownership of 43,009 shares of Class A common stock as to which she has no economic interest therein.
(b)     Percent of class. 5.89%. Calculated based upon the number of shares outstanding as of January 31, 2022: 35,231,202 shares of Class A common stock.
(c)     Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote	1,555,110
(ii)	Shared power to vote or to direct the vote	114,713
(iii)	Sole power to dispose or to direct the disposition of	1,958,937 (1)
(iv)	Shared power to dispose or to direct the disposition of	114,713
(1) These shares include 403,827 shares of Class A non-voting common stock.

Item 5. Ownership of 5 Percent or Less of a Class.
    Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
    Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the securities reported herein.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
    Not applicable.
Item 8. Identification and Classification of Members of the Group.
    Not applicable.

CUSIP: 023576101

Item 9. Notice of Dissolution of Group.
    Not applicable.
Item 10. Certifications.
    Not applicable.

CUSIP: 023576101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Diana Medina de Marturet
Diana Medina de Marturet

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
_____________________________________________________________________________________

[Signature Page to Schedule 13G/A]